Room 4561

June 15, 2006

Mr. Robert A. Kotick
Chief Executive Officer
Activision, Inc.
3100 Ocean Park Blvd.
Santa Monica, California 90405

> **Re:** **Activision, Inc.**
> **Form 10-K for the Fiscal Year Ended March 31, 2006**
> **Filed June 9, 2006**
> **File No. 1-15839**

Dear Mr. Kotick:

We have reviewed the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2006

Item 7. MD&A of Financial Condition and Results of Operations

Results of Operations – Fiscal Years Ended March 31, 2006 and 2005

1. We note that, as your income from operations deteriorated and your investment income increased in 2006, investment income became a significant component of your overall results. In this regard, we note that your investment income represented over 60% of your pre-tax income and the amount more than doubled from 2005. Considering that this investment income represented such a large component of your earnings, explain to us how you concluded that the brief disclosure on page 42 was appropriate in order to comply with Item 303(A)(3)(i) and (ii) of Regulation S-K and Section III.B of SEC Release 33-8350.

Provision for Income Taxes, page 42

2. We note that your discussion regarding the material decline in your effective tax rate appears limited to MD&A disclosure that states, "The significant items that generated the variance between our effective rate and our statutory rate of 35% were research and development tax credits and the impact of foreign tax rate differentials." Please explain this rate change to us in more detail. In addition, considering that your tax rate appears to have ranged from 30% to 37% over the previous five years, tell us how you concluded this brief disclosure was appropriate in order to comply with Item 303(A)(3)(i) and (ii) of Regulation S-K and Section III.B of SEC Release 33-8350.

Item 8. Consolidated Financial Statements and Supplementary Data

Consolidated Financial Statements

Note 10. Operations by Reportable Segments and Geographic Area, page F-20

3. Please explain to us why you have not reported revenues attributed to any individual countries. Refer to paragraph 38(a) of SFAS 131.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Kronforst, Assistant Chief Accountant, at (202) 551-3451 or me at (202) 551-3489 if you have any questions regarding these comments.

Very truly yours,

Brad Skinner
Accounting Branch Chief